

December 16, 2014

Via E-mail
J. Michael Anderson
Chief Financial Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue, Suite 2900
Dallas, TX 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 5, 2014**
> **Form 8-K Filed November 7, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 1-35719**

Dear Mr. Anderson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview of How We Evaluate our Operations, page 51

1. Reference is made to your definition of Adjusted EBITDA beginning on page 53 and more specifically the statement that selected charges and transaction costs that are unusual and non-recurring and selected gains that are unusual and non-recurring are excluded from Adjusted EBITDA.   Please tell us the unusual and non-recurring amounts that are excluded from Adjusted EBTIDA. Please also describe the nature of these

amounts and your basis for excluding such amounts. In this regard, note that pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Form 8-K filed November 7, 2014

Exhibit 99.1

2. Reference is made to your disclosure of expected Adjusted EBITDA for the fourth quarter of 2014. In future filings, please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements, page 6

Notes to Condensed Consolidated Financial Statements, page 14

4. Net Income/Loss Per Limited Partner Unit and Distributions, page 18

3. Please tell us how you determined the Series A Preferred Unit fair value adjustments in your calculation of net loss attributable to common and subordinated unit holders and why these adjustments comply with GAAP.

4. Reference is made to your disclosure beginning in the last paragraph on page 29 which states that beginning with the third quarter of 2014, until such time you have a Distributable Cash Flow Ratio of at least 1.0, the holder of the subordinated units has waived the right to receive distributions on any subordinated units that would cause the Distributable Cash Flow Ratio to be less than 1.0. Please tell us how this waived right impacted your calculations of net loss attributable to common and subordinated unit holders referencing authoritative literature that supports your treatment.

5. Please tell us how the Class B Convertible Units are treated in the calculation of net income (loss) per common unit referencing applicable Class B Convertible Unit holder rights and authoritative literature that support the calculation.

12. Incentive Compensation, page 31

6. Reference is made to the first paragraph of Note 12 which states that awards granted under the LTIP include distribution equivalent rights that grant the holder the right to

receive an amount equal to the cash distribution on common units during the period the award remains outstanding. Please tell us whether these awards are considered participating securities for purposes of calculating earnings per unit referencing authoritative literature that supports your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Donna Henderson
        Chief Accounting Officer